Exhibit 8.1

List of Principal Subsidiaries and Consolidated Variable Interest Entities of Mercurity Fintech Holding Inc.

Subsidiaries	Place of Incorporation
Mercurity Limited	British Virgin Islands
NBpay Investment Limited	British Virgin Islands
Ucon Capital (HK) Limited NBPAY FINTECH PTE. LTD. Beijing Lianji Future Technology Co., Ltd.	Hong Kong Singapore PRC

Consolidated Variable Interest Entities	Place of Incorporation
Mercuerity (Beijing) Technology Co., Ltd. Beijing Lianji Technology Co., Ltd.	PRC PRC